SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Pattern Energy Group Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01

(Title of Class of Securities)

70338P 100

(CUSIP Number)

Dianna Rosser Aprile

c/o Riverstone Holdings LLC

712 Fifth Avenue, 36th Floor

New York, NY 10019

(212) 993-0076

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 21, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70338P 100		13D

1	Names of Reporting Persons Pattern Renewables LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) Less than 0.1%

14	Type of Reporting Person PN

CUSIP No. 70338P 100		13D

1	Names of Reporting Persons Pattern Renewables GP LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) Less than 0.1%

14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 70338P 100		13D

1	Names of Reporting Persons Pattern Development Finance Company LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 8,262,544

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 8,262,544

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,262,544

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.4%

14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 70338P 100		13D

1	Names of Reporting Persons Pattern Energy Group LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 8,262,546

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 8,262,546

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,262,546

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.4%

14	Type of Reporting Person PN

CUSIP No. 70338P 100		13D

1	Names of Reporting Persons Pattern Energy GP LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 8,262,546

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 8,262,546

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,262,546

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.4%

14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 70338P 100		13D

1	Names of Reporting Persons Pattern Energy Group Holdings LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 8,262,546

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 8,262,546

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,262,546

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.4%

14	Type of Reporting Person PN

CUSIP No. 70338P 100		13D

1	Names of Reporting Persons Pattern Energy Group Holdings GP LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 8,262,546

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 8,262,546

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,262,546

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.4%

14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 70338P 100		13D

1	Names of Reporting Persons R/C Wind II LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 8,262,546

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 8,262,546

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,262,546

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.4%

14	Type of Reporting Person PN

CUSIP No. 70338P 100		13D

1	Names of Reporting Persons Riverstone/Carlyle Renewable Energy Grant GP, L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 8,262,546

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 8,262,546

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,262,546

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.4%

14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 70338P 100		13D

1	Names of Reporting Persons R/C Renewable Energy GP II, L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 8,262,546

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 8,262,546

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,262,546

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.4%

14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 70338P 100	13D

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on November 12, 2014 (as amended to date, the “Statement”), relating to the Class A common stock, par value $0.01 (the “Class A shares”) of Pattern Energy (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 4.                            Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

Pledge Agreement

On May 6, 2014, Pattern Finco entered into a Margin Loan Agreement (the “Loan Agreement”) with Royal Bank of Canada, Morgan Stanley Bank, N.A., KeyBank National Association and Bank of Montreal (the “Lenders”). As security for its obligation under the Loan Agreement, Pattern Finco has pledged [all of its shares held of record] pursuant to pledge and security agreements by and between Pattern Finco and each of the Lenders. All voting rights and rights to receive dividends and distributions with respect to the pledged shares will remain with the Reporting Person unless an event of default under the Loan Agreement has occurred and is continuing.

Purchase Agreement

On June 21, 2017, Pattern Finco sold 8,700,000 Class A shares to Public Sector Pension Investment Board (“PSP”) at a price of $21.90825 per share pursuant to a Share Purchase Agreement, dated as of June 19, 2017, by and between PEG LP and PSP (the “Purchase Agreement”). Pursuant to the terms of the Purchase Agreement, PEG LP also assigned its existing piggyback registration rights with respect to the Class A shares to PSP.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, which is filed as Exhibit 99.4 hereto and which is incorporated by reference herein.

CUSIP No. 70338P 100	13D

Item 5.                            Interest in Securities of the Issuer

Item 5 is hereby amended and restated by the following.

(a) – (b)

The following sets forth, as of the date of this Statement, the aggregate number and percentage of Class A shares beneficially owned by each of the Reporting Persons, as well as the number of Class A shares as to which each Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, based on 87,616,747 Class A shares outstanding as of May 4, 2017.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Pattern Renewables LP	2	*	0	2	0	2
Pattern Renewables GP LLC	2	*	0	2	0	2
Pattern Development Finance Company LLC	8,262,544	9.4%	0	8,262,544	0	8,262,544
Pattern Energy Group LP	8,262,546	9.4%	0	8,262,546	0	8,262,546
Pattern Energy GP LLC	8,262,546	9.4%	0	8,262,546	0	8,262,546
Pattern Energy Group Holdings LP	8,262,546	9.4%	0	8,262,546	0	8,262,546
Pattern Energy Group Holdings GP LLC	8,262,546	9.4%	0	8,262,546	0	8,262,546
R/C Wind II LP	8,262,546	9.4%	0	8,262,546	0	8,262,546
Riverstone/Carlyle Renewable Energy Grant GP, L.L.C.	8,262,546	9.4%	0	8,262,546	0	8,262,546
R/C Renewable Energy GP II, L.L.C.	8,262,546	9.4%	0	8,262,546	0	8,262,546

* Less than 0.1%

R/C Renewable Energy GP II is the managing member of R/C Renewable Energy Grant GP, which is the general partner of R/C Wind II, which is the managing member of PEG Holdings GP, which is the general partner of PEG Holdings, which is the managing member of Pattern Energy GP, which is the general partner of PEG LP, which is the sole member of Pattern Renewables GP, which is the general partner of Pattern Renewables. Accordingly, each of the foregoing entities may be deemed to share beneficial ownership of the shares held by Pattern Renewables. PEG LP is the sole member of Pattern Finco.  As a result, R/C Renewable Energy GP II, R/C Renewable Energy Grant GP, R/C Wind II, PEG Holdings GP, PEG Holdings, Pattern Energy GP and PEG LP may be deemed to share beneficial ownership of the shares held by Pattern Finco.  R/C Renewable Energy GP II, LLC is managed by a five-person investment committee. Pierre F. Lapeyre, Jr., David M. Leuschen, Michael B. Hoffman, Daniel A. D’Aniello and Edward J. Mathias, as the members of the investment committee of R/C Renewable Energy GP II, LLC, may be deemed to share beneficial ownership of the shares beneficially owned by Pattern Renewables. Such individuals expressly disclaim any such beneficial ownership.

(c)                                  Except as described in Item 4, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock.

(d)                                 None.

(e)                                  Not applicable.

CUSIP No. 70338P 100	13D

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

Item 4 above summarizes certain provisions of the Loan Agreement and Purchase Agreement and is incorporated herein by reference. A copy of the Purchase Agreement is attached as an exhibit to this Schedule 13D and is incorporated by reference herein.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.                                 Material to be Filed as Exhibits.

Exhibit Number	Description
99.4	Securities Purchase Agreement, dated as of June 16, 2017, by and between Pattern Development Finance Company LLC and Public Sector Pension Investment Board.

CUSIP No. 70338P 100	13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:                  June 28, 2017

PATTERN RENEWABLES LP

By:	/s/ Dyann S. Blaine
Name:	Dyann S. Blaine
Title:	Vice President

PATTERN RENEWABLES GP LLC

By:	/s/ Dyann S. Blaine
Name:	Dyann S. Blaine
Title:	Vice President

PATTERN DEVELOPMENT FINANCE COMPANY LP

By:	/s/ Dyann S. Blaine
Name:	Dyann S. Blaine
Title:	Vice President

PATTERN ENERGY GROUP LP

By:	/s/ Dyann S. Blaine
Name:	Dyann S. Blaine
Title:	Vice President

PATTERN ENERGY GP LLC

By:	/s/ Dyann S. Blaine
Name:	Dyann S. Blaine
Title:	Vice President

CUSIP No. 70338P 100	13D

PATTERN ENERGY GROUP HOLDINGS LP

By:	/s/ Daniel M. Elkort
Name:	Daniel M. Elkort
Title:	Vice President

PATTERN ENERGY GROUP HOLDINGS GP LLC
By: R/C Wind II LP, its managing member
By: Riverstone/Carlyle Renewable Energy Grant GP, L.L.C., its general partner
By: R/C Renewable Energy GP II, L.L.C., its sole member

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Authorized Person

R/C WIND II LP
By: Riverstone/Carlyle Renewable Energy Grant GP, L.L.C., its general partner
By: R/C Renewable Energy GP II, L.L.C., its sole member

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Authorized Person

RIVERSTONE/CARLYLE RENEWABLE ENERGY GRANT GP, L.L.C.
By: R/C Renewable Energy GP II, L.L.C., its sole member

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Authorized Person

CUSIP No. 70338P 100	13D

R/C RENEWABLE ENERGY GP II, L.L.C.

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Authorized Person